UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 4, 2022

Thayer Ventures Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-39791	85-2426959
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

25852 McBean Parkway Valencia, CA	91335
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (415)782-1414

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A common stock, $0.0001 par value, and one-half of one redeemable warrant to acquire one share of Class A Common Stock	TVACU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	TVAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	TVACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Definitive Material Agreement.

As previously announced, in connection with the entry into the Business Combination Agreement, dated June 30, 2021 (the “Business Combination Agreement”), by and among Thayer Ventures Acquisition Corporation (“Thayer”), Inspirato LLC (“Inspirato”) and certain other affiliated entities, Thayer concurrently entered into separate subscription agreements (the “Subscription Agreements”) with a number of investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase approximately 10.3 million shares of Thayer Class A common stock, at a purchase price per share of $10.00 per share, for an aggregate purchase price of $103.5 million (the “PIPE”). The closing of the PIPE pursuant to the Subscription Agreements will take place substantially concurrently with the consummation of the Business Combination.

The Subscription Agreements were scheduled to terminate in accordance with their terms on December 30, 2021, if the Business Combination and PIPE had not been consummated by then. While Thayer and Inspirato had intended to consummate the Business Combination and PIPE by such date, the Registration Statement on Form S-4, as amended (File No. 333-259570), filed by Thayer with the Securities and Exchange Commission (the “SEC”) and relating to the Business Combination, has not yet been declared effective by the SEC. As previously announced, the parties now expect the Business Combination and PIPE to close in the first quarter of 2022.

Accordingly, Thayer approached the PIPE Investors to provide them with the opportunity to extend the termination date of the Subscription Agreements until March 31, 2021 by amending the Subscription Agreements. Thayer has re-confirmed commitments from the PIPE Investors through March 31, 2022 of an aggregate of approximately 8.95 million shares of Thayer Class A Common Stock, for an updated aggregate commitment of approximately $89.5 million, representing approximately 87% of the prior committed amount. Other than extending the termination date as indicated above, there were no changes to the terms of the Subscription Agreements as originally executed. Under the terms of the Business Combination Agreement, Thayer and Inspirato mutually agreed to extend the outside date under such agreement to March 31, 2022 without further amendment of such agreement.

Additional Information and Where to Find It

In connection with the previously announced proposed business combination between the Company and Inspirato LLC, the Company filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to the Company’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of the Company and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of the Company’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, the Company’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to the Company’s shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. The Company’s shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

The Company, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed business combination. The Company’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination has been included in the Registration Statement that the Company has filed with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THAYER VENTURES ACQUISITION CORPORATION
Dated: January 4, 2022

	By:	/S/ MARK E. FARRELL
Mark E. Farrell
Co-Chief Executive Officer, Co-President and Chief Financial Officer